STATEMENT OF FINANCIAL CONDITION

Lincoln Financial Securities Corporation
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-14609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Financial Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 South Clinton Street
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carl R. Pawsat	(606) 407-3406	carl.pawsat@lfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Pawsat, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Financial Securities Corporation, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
VP, Corporate FP&A & Financial and Operations Principal

[signature]
Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
2/2/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lincoln Financial Securities Corporation

Consolidated Statement of Financial Condition
(in thousands)

Year Ended December 31, 2022

Contents



Ernst & Young LLP   Tel: +1 215 448 5000
One Commerce Square Fax: +1 215 448 5500
Suite 700   ey.com
2005 Market Street
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Lincoln Financial Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln Financial Securities Corporation (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

February 27 , 2023

Lincoln Financial Securities Corporation

Statement of Financial Condition
(in thousands)

		Year Ended December 31, 2022
Assets		
Cash and invested cash	$	21,647
Commissions and fees receivable from third parties		4,962
Commissions and fees receivable from affiliates		344
Due from affiliates		82
Net deferred tax asset		1,502
Other assets		7,504
Total assets	$	36,041
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	$	295
Due to affiliates		2,022
Accrued commissions		3,308
Accrued compensation and benefits		325
Other liabilities		4,950
Total liabilities		10,900
Stockholder's equity:		
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding		50
Additional paid-in capital		41,730
Accumulated deficit		(16,639)
Total stockholder's equity		25,141
Total liabilities and stockholder's equity	$	36,041

See accompanying notes.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition
(in thousands)

December 31, 2022

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and the provision of fee-based investment advisory services. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFS is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which are summarized below, significantly affect the determination of financial position. Additionally, uncertainties, including those associated with the COVID-19 pandemic, may impact our estimates and the determination of financial condition.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Those estimates are inherently subject to change and actual results could differ from those estimates.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorized cash and invested cash in Level 1 of the fair value hierarchy. Cash and invested cash included $20,657 of securities which were subject to regulatory haircuts for purposes of the computation of net capital.

Revenue from Contracts with Customers

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Statement of Financial Condition.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

Other Assets and Other Liabilities related to AdviceNext^{SM}

The Company entered into an agreement with our clearing provider to launch *AdviceNext^{SM}*, an integrated offering that optimizes the delivery of the Company's practice resources, tools and technology to advisors.

The agreement provided business development credits that were received by the Company from the clearing provider upon achievement of certain time or performance milestones, as specified in the contract. The business development credits were recorded as deferred revenue. The current balance of $3,460 is included in other liabilities on the Statement of Financial Condition. These credits are being recognized over the contract period. Additionally, the launch of *AdviceNext^{SM}* resulted in

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

incremental and identifiable costs directly related to the acquisition of the agreement with the clearing provider. These costs were capitalized and are amortized over the contract period in other general and administrative expenses on the Statement of Income. The current balance of $3,318 is net of accumulated amortization and is included in other assets on the Statement of Financial Condition.

Property and Equipment

Property and equipment owned for Company use is carried at cost less allowances for depreciation.

Deferred Compensation

Certain LFS employees and agents participate in a deferred compensation plan sponsored by LNC and administered by LNL. LFS is allocated certain expenses related to the plan by LNC. LFS reports the associated liability in accrued compensation and benefits on the Statement of Financial Condition.

Loans to Registered Representatives

LFS has a program that offers forgivable and non-forgivable loans to attract top-producing representatives to join the sales network. Our loan portfolio primarily consists of forgivable loans. For such loans, if the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. For the non-forgivable loans, appropriate reserves are recorded. LFS reported loan receivables, net of amortization, of $2,601 as of December 31, 2022, in other assets on the Statement of Financial Condition.

Adoption of New Accounting Standards

All new Accounting Standards Updates issued by the FASB were assessed and determined to be either not applicable or insignificant in presentation or amount.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

2. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

During 2022 LFS did not record any new assets on the Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

3. Income Taxes

The income tax asset (liability) was as follows:

	December 31, 2022
Federal income tax asset (liability):	
Current	$ (130)
Deferred	1,155
Total federal income tax asset (liability)	1,025
State income tax asset (liability):	
Current	1,517
Deferred	347
Total state income tax asset (liability)	1,864
Total current income tax asset (liability)	1,387
Total deferred income tax asset (liability)	1,502
Total income tax asset (liability)	$ 2,889

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

3. Income Taxes (continued)

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2022
Deferred tax assets	
Planner loans	$ 1,120
Accrued liabilities	82
Deferred costs/revenue	726
State income taxes	274
Total deferred tax assets	$ 2,202
Deferred tax liabilities	
Other	700
Total deferred tax liabilities	700
Net deferred tax asset	$ 1,502

Current federal income taxes receivable is included in due from affiliates on the Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2022, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2019. In the first quarter of 2021 the Internal Revenue Service commenced an examination of our refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2023.

There are no uncertain tax positions related to the Company in the current year.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law by President Biden. The IRA establishes a 15% corporate alternative minimum tax ("CAMT") for corporations whose average annual adjusted net income for any three consecutive years preceding the tax year exceeds $1.0 billion. The IRA also establishes a 1% excise tax on stock repurchases made by publicly traded

3. Income Taxes (continued)

corporations. Both provisions are effective for years beginning after December 31, 2022. We are currently evaluating the impact of the CAMT on our business, results of operations and financial condition.

4. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFS has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

Due from affiliates and due to affiliates reported on the Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

5. Contingencies (continued)

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2022.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews. An adverse outcome in one or more of these matters may have a material impact on our financial statements, but based on information currently known, management does not believe those matters are likely to have such an impact.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

6. Net Capital Requirements

LFS operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2022
Minimum net capital requirement	$ 250
Net capital	14,124
Excess net capital	$ 13,874

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued. There are none.